UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Strategy Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

11525 Park Woods Circle
Alpharetta, Georgia	30005
(Address of principal executive offices)	(Zip Code)

(678) 222-3100

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended December 31, 2017.

On February 28, 2018, the Registrant’s independent public accountant notified the Audit Committee that it was terminating its engagement, and would not complete its scheduled audit of the Fund’s financial statements for the year ended December 31, 2017. The Registrant’s Board of Trustees, including the Audit Committee thereof, is in the process of interviewing independent accounting firms that could serve as the Registrant’s auditor and complete the open audit for fiscal year 2017, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. It is impractical for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2017 (the “Annual Report”) or to file the Form N-CSR for the period ended December 31, 2017 (the “Form N-CSR”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to shareholders by March 1, 2018 and to file the Form N-CSR by March 11, 2018. The Registrant respectfully requests that the date for transmission of the Annual Report to shareholders be extended to April 16, 2018, and that the date for filing the Form N-CSR be extended to April 25, 2018

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

John H. Grady

DLA Piper (U.S.) LLP

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-3365

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT STRATEGY FUND

By:	/s/ Carol Wildermuth

Date: March 1, 2018